SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                            _________

                            FORM 11-K


                          ANNUAL REPORT
                PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934




(Mark One):

X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
-- EXCHANGE ACT OF 1934 [FEE REQUIRED].
   For the fiscal year ended January 31, 1995.

                               OR

   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
-- EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
   For the transition period from ____________ to ______________.

   Commission file number 1-09100


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Gottschalks Inc. Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Gottschalks Inc.
          7 River Park Place East
          Fresno, California 93729

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                      REQUIRED INFORMATION

     Gottschalks Inc. hereby files the financial statements required by Form 11-K with respect to the Gottschalks Inc. Retirement Savings Plan (the "Plan"). The financial statements for the Plan and the report of independent auditors are attached hereto as Exhibits and are incorporated in this Annual Report on Form 11-K by reference.


                           SIGNATURES

     The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the Plan's administrative committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                    GOTTSCHALKS INC. RETIREMENT SAVINGS
                      PLAN

                    By:  INVESTMENT SAVINGS COMMITTEE
                         (Name of Plan Administrative Committee)


                         By:    /s/  Alan A. Weinstein

                              Alan A. Weinstein
                              (Type Name of Person Signing)

                              Its: Secretary


Date:  November 29, 1995

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                          EXHIBIT INDEX




   Exhibit
     No.                      Description

     23     Consent of Deloitte & Touche LLP.

     99     Financial Statements and Schedules for the
            Gottschalks Inc. Retirement Savings Plan for the year ended January 31, 1995 (with
            Independent Auditors' Report thereon).

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